FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NUMBER 333-142934

January 11, 2007

Preliminary comments on NIB's activities in 2007

NIB recorded in 2007 further expansion in its lending activities. The preliminary figures point to an all time high level of disbursements of approximately EUR 2.4 billion reflecting an increased demand during the year. Disbursements accelerated strongly towards the end of the year. This was accompanied by no credit losses, stable costs and steadily increasing core earnings.* At the same time, the increase in credit spreads in the financial markets in the latter part of the year had a negative effect on the market valuation of the liquidity portfolio. The profit for the whole year will be somewhat below EUR 100 million, which is lower than the corresponding figure for 2006.

The uncertainties in the financial markets favoured high-quality issuers such as NIB. Debt issuance increased to EUR 4.3 billion, which is the highest amount ever recorded. Hence, NIB's liquidity situation is somewhat stronger than originally foreseen.

NIB's financial report for 2007 will be published on 12 March 2008.

Johnny Åkerholm

President and CEO

* Core earnings consist of the profit before adjustments to hedge accounting, fair value adjustments made to the trading portfolio and credit losses and reversals of these.

The following information of Nordic Investment Bank and regarding the securities is available from the SEC’s website and accompanies this free writing prospectus:

http://www.sec.gov/Archives/edgar/data/357024/000095012308000304/0000950123-08-000304-index.htm

http://www.sec.gov/Archives/edgar/data/357024/000095012307007416/0000950123-07-007416-index.htm

http://www.sec.gov/Archives/edgar/data/357024/000095012307007530/0000950123-07-007530-index.htm

http://www.sec.gov/Archives/edgar/data/357024/000115697307000824/0001156973-07-000824-index.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC's Web site at www.sec.gov. Alternatively, the issuer, will arrange to send you the prospectus if you request it by calling Nordic Investment Bank at + 358 10 618 001 (call collect).